MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2024.
This MD&A dated May 16, 2024, for the three months ended March 31, 2024 and 2023 and the years ended March 31, 2024 ("Fiscal 2024") and 2023 ("Fiscal 2023"), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2024 and 2023, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2024 and Fiscal 2023, which has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2024, is available on our website at investors.lightspeedhq.com and can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganization and cost reduction initiatives and personnel changes; our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to maintain and expand geographic
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scope; our ability to execute on our expansion plans; our ability to execute on reorganization and cost reduction initiatives; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to prevent and manage information security breaches or other cybersecurity threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other pending and threatened litigation; the pricing of our offerings; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities, successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of future goodwill or other impairments; and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 16, 2024, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates and assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily
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target sophisticated small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, employee and inventory management (including ordering), analytics and reporting, multi-location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally. We also continue to advance our strategy of expanding our presence within verticals, having launched our Lightspeed Retail and NuORDER Order Integration to Lightspeed retailers in the U.S., Canada, UK, Australia and New Zealand, enabling them to order from the many brands they stock through direct integration with NuORDER by Lightspeed. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors.
Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction-related data insights. Our transaction-based revenue was $545.5 million for Fiscal 2024, an increase of 37% from the $399.6 million in transaction-based revenue for Fiscal 2023. This was primarily driven by increased customer adoption of our payments solutions due to our unified payments initiative resulting in an increase of 65% in GPV1 compared to Fiscal 2023. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. We are helping our customers by offering free hardware and implementation, helping with contract buy-outs and offering competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors.
Our platform is built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success. Excluding the Ecwid eCommerce standalone product, our monthly ARPU1 was approximately $431 as at March 31, 2024 as compared to approximately $335 as at March 31, 2023.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers.
We remain focused on attracting the right customer profile, particularly customers with a higher GTV and more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For Fiscal 2024, GPV was $24.2 billion
1 Refer to the section entitled "Key Performance Indicators".
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compared to $14.7 billion for Fiscal 2023, representing growth of 65%. For Fiscal 2024, our cloud-based software-as-a-service platform processed GTV1 of $90.7 billion, which represents growth of 4% relative to $87.1 billion of GTV processed during Fiscal 2023. For the three months ended March 31, 2024, GPV was $6.6 billion compared to $3.8 billion for the three months ended March 31, 2023, representing growth of 75%.
We saw GTV decrease compared to the three months ended December 31, 2023 due to seasonality, as the three months ended March 31 is historically the weakest seasonal quarter for both hospitality and retail GTV.
As at March 31, 2024, we had Customer Locations in over 100 countries. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations as at March 31, 2024 are located approximately 51% in North America and 49% across the rest of the world and the split of these Customer Locations between retail and hospitality represents approximately 63% and 37% of our total Customer Locations, respectively. Our attention continues to be focused on serving the complex SMBs, particularly high GTV customers, to which our solutions are particularly well-suited and we believe that leveraging Ecwid's platform as our flagship eCommerce offering enables these businesses to enhance their omnichannel reach and increase their selling flexibility.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve, and we expect the revenue from these arrangements to continue to decrease over time as the number of our merchants using our payments solutions continues to increase.
Our total revenue has increased to $909.3 million for Fiscal 2024 from $730.5 million for Fiscal 2023, representing year-over-year growth of 24%. For Fiscal 2024, subscription revenue accounted for 35% of our total revenues (41% for Fiscal 2023), and transaction-based revenue accounted for 60% of our total revenues (55% for Fiscal 2023). Despite the impact of challenges and uncertainty in the macroeconomic environment, for Fiscal 2024, we had an annual net retention rate1 of approximately 110% compared to approximately 110% for Fiscal 2023.
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2024, this revenue accounted for 5% of our total revenue (4% for Fiscal 2023).
We plan to continue making deliberate investments to drive future growth including in NuORDER by Lightspeed and AI-powered technology to enhance our customer support experience and to enhance our ability to more rapidly develop solutions. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue and to integrate value-enhancing acquisitions.
Subsequent to the end of Fiscal 2024, we announced a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. In addition, the Company has undertaken several other cost reduction initiatives. The reorganization includes the reduction of approximately 280 roles. We will continue to invest in key product development and customer experiences.
We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income. For Fiscal 2024 and Fiscal 2023, we incurred an operating loss of $203.0 million and $1,099.0 million, respectively. The operating loss for Fiscal 2023 included a non-cash goodwill impairment charge of $748.7 million. Our cash flows used in operating activities for Fiscal 2024 were $97.7 million and our Adjusted Cash Flows Used in Operating Activities2 were $93.9 million compared to $125.3 million and $96.0 million, respectively, for Fiscal 2023. Cash flows used in operating activities and Adjusted Cash Flows Used in O
2Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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perating Activities2 for Fiscal 2024 include an increase in cash used for merchant cash advances of $30.0 million compared to Fiscal 2023.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 1.8 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud matches 100% of their annual electricity consumption with renewable energy purchases and AWS has committed to powering its operations with 100% renewable energy by 2025. We have launched an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco-friendly solutions that can be integrated into our operations and community interactions.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our 2024 annual DEI engagement survey (participation is voluntary), 9% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender and another 1% as non-binary. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. After successfully onboarding Manon Brouillette to our board in Fiscal 2024, we have been successful at reinstating our target to maintain at least 37.5% representation of women on the board. In addition, 50% of our independent members are women, as of the date hereof. Furthermore, 50% of our executive officers are women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
Macroeconomic Conditions
There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, the geopolitical and social landscape and changes in interest rates. This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.
Seizing our payments opportunity means continuing to monetize a larger portion of our customers’ GTV, which for Fiscal 2024 was $90.7 billion up 4% from the $87.1 billion we processed in Fiscal 2023. We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business.
Additionally, the Israel-Hamas war and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to new customers in Russia and Belarus. All of our intellectual property and customer data is located outside of Russia and Belarus. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations closely, but to date we have not experienced any disruptions in our business operations as a result thereof.
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We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting Our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased by 29% to approximately $431 per Customer Location as at March 31, 2024 compared to approximately $335 per Customer Location as at March 31, 2023. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations decreased from approximately 168,000 as at March 31, 2023 to approximately 165,000 as at March 31, 2024 as we focus on high GTV Customer Locations and customers utilizing our payments solutions as opposed to total Customer Locations.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2024, GPV was $6.6 billion compared to $3.8 billion for the three months ended March 31, 2023, representing growth of 75%. For Fiscal 2024, GPV was $24.2 billion compared to $14.7 billion for Fiscal 2023, representing growth of 65%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2024, GTV was $20.7 billion compared to $20.2 billion for the three months ended March 31, 2023, representing growth of 2%. For Fiscal 2024, GTV was $90.7 billion compared to $87.1 billion for Fiscal 2023, representing growth of 4%. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Net Retention Rate. "Net Retention Rate" or "NRR". We use this measure as we believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our NRR, which is calculated by firstly identifying a
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cohort of customers, or the "Base Customers", in a particular month, or the "Base Month". Billings include billings of subscriptions fees and billings of fees from our payments solutions in respect of which we act as the principal in the arrangement with the customer. We then divide the Billings for the Base Customers in the same month of the subsequent year, or the "Comparison Month", by the Billings in the Base Month to derive a monthly NRR. This, by definition, does not include any customers added to our platform between the Base Month and the Comparison Month. We measure the annual NRR by taking a weighted average of the monthly NRR over the trailing twelve months. NRR excludes customers attributable to the Ecwid eCommerce standalone product. Despite the impact of challenges and uncertainty in the macroeconomic environment, for Fiscal 2024, we had an annual NRR of approximately 110% compared to approximately 110% for Fiscal 2023.
Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios
The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income (Loss)", "Adjusted Cash Flows Used in Operating Activities" and "Adjusted Free Cash Flow" and the non-IFRS ratio "Adjusted Income (Loss) per Share - Basic and Diluted". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Net loss	(32,540)	(74,468)	(163,964)	(1,070,009)
Share-based compensation and related payroll taxes(1)	8,112	15,967	73,785	123,667
Depreciation and amortization(2)	27,090	28,380	109,628	115,261
Foreign exchange loss (gain)(3)	501	297	882	(199)
Net interest income(2)	(10,524)	(9,654)	(42,531)	(24,812)
Acquisition-related compensation(4)	—	5,746	3,105	41,792
Transaction-related costs(5)	1,766	2,323	2,208	5,834
Restructuring(6)	5,422	25,549	7,206	28,683
Goodwill impairment(7)	—	—	—	748,712
Litigation provisions(8)	2,782	229	7,470	1,409
Income tax expense (recovery)	1,782	1,283	3,476	(4,219)

Adjusted EBITDA	4,391	(4,348)	1,265	(33,881)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring,
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share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2024, net loss includes depreciation of $2,418 related to right-of-use assets, interest expense of $314 on lease liabilities, and excludes an amount of $1,844 relating to rent expense ($2,025, $278, and $2,322, respectively, for the three months ended March 31, 2023). For Fiscal 2024, net loss includes depreciation of $7,946 related to right-of-use assets, interest expense of $1,211 on lease liabilities, and excludes an amount of $7,814 relating to rent expense ($8,244, $1,075, and $8,712, respectively, for Fiscal 2023).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge for Fiscal 2023 (see note 16 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).

Adjusted Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted
Adjusted Income (Loss) is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Income (Loss) per Share - Basic and Diluted is defined as Adjusted Income (Loss) divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income (Loss) per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Income (Loss) for the periods indicated:
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	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except number of shares and per share amounts)	2024	2023	2024	2023
	$	$	$	$

Net loss	(32,540)	(74,468)	(163,964)	(1,070,009)
Share-based compensation and related payroll taxes(1)	8,112	15,967	73,785	123,667
Amortization of intangible assets	22,882	24,620	95,048	101,546
Acquisition-related compensation(2)	—	5,746	3,105	41,792
Transaction-related costs(3)	1,766	2,323	2,208	5,834
Restructuring(4)	5,422	25,549	7,206	28,683
Goodwill impairment(5)	—	—	—	748,712
Litigation provisions(6)	2,782	229	7,470	1,409
Deferred income tax expense (recovery)	102	(368)	(323)	(6,688)

Adjusted Income (Loss)	8,526	(402)	24,535	(25,054)

Weighted average number of Common Shares – basic and diluted(7)	154,863,581	151,774,467	153,765,412	150,404,130

Net loss per share – basic and diluted	(0.21)	(0.49)	(1.07)	(7.11)
Adjusted Income (Loss) per Share – Basic and Diluted	0.06	(0.00)	0.16	(0.17)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(5)This amount represents a non-cash goodwill impairment charge for Fiscal 2023 (see note 16 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).
(7)In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive shares have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss. For the three months and fiscal year ended March 31, 2024, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.
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Adjusted Cash Flows Used in Operating Activities
Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows. An explanation of the Adjusted Cash Flows Used in Operating Activities can be found in the "Liquidity and Capital Resources" section of this MD&A. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Cash flows used in operating activities	(28,536)	(41,587)	(97,667)	(125,284)
Payroll taxes related to share-based compensation(1)	1,402	820	2,035	1,705
Acquisition-related compensation(2)	—	2,547	625	8,590
Transaction-related costs(3)	(180)	(2,621)	697	1,888
Restructuring(4)	1,438	15,230	3,726	17,722
Litigation provisions(5)	7,288	209	7,381	3,306
Capitalized internal development costs(6)	(2,958)	(1,519)	(10,678)	(3,894)

Adjusted Cash Flows Used in Operating Activities	(21,546)	(26,921)	(93,881)	(95,967)
Cash flows used in operating activities and Adjusted Cash Flows Used in Operating Activities for the three months and fiscal year ended March 31, 2024 include an increase in cash used for merchant cash advances of $5.3 million and $30.0 million, respectively, compared to the three months and fiscal year ended March 31, 2023.
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)These amounts reflect the cash outflows associated with reorganization initiatives recorded as restructuring as certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility (see note 24 of the audited annual consolidated financial statements for additional details).
(5)These amounts represent the cash inflows and outflows in respect of provisions taken, settlement amounts and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds (see note 24 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent the cash outflow associated with capitalized internal development costs, most of which relate to the development of Lightspeed B2B. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.

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Adjusted Free Cash Flow
Adjusted Free Cash Flow is defined as cash flows used in operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and the cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows. Unlike Adjusted Cash Flows Used in Operating Activities which we presented up until and including the three months and fiscal year ended March 31, 2024, Adjusted Free Cash Flow adjusts for the payment of amounts related to acquiring property and equipment and the cash inflows and outflows associated with merchant cash advances and does not adjust for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs and the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds. Following Fiscal 2024, we will no longer disclose Adjusted Cash Flows Used in Operating Activities. We believe Adjusted Free Cash Flow provides a more useful supplemental metric to our stakeholders than Adjusted Cash Flows Used in Operating Activities on our ability to generate cash flows. The following table reconciles cash flows used in operating activities to Adjusted Free Cash Flow for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Cash flows used in operating activities	(28,536)	(41,587)	(97,667)	(125,284)
Capitalized internal development costs(1)	(2,958)	(1,519)	(10,678)	(3,894)
Additions to property and equipment(2)	(3,315)	(2,016)	(7,506)	(9,227)
Merchant cash advances, net(3)	18,493	13,233	51,346	21,336

Adjusted Free Cash Flow	(16,316)	(31,889)	(64,505)	(117,069)
(1)These amounts represent the cash outflow associated with capitalized internal development costs, most of which relate to the development of Lightspeed B2B. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal and fees, in respect of merchant cash advances.
Outlook
A discussion of management's expectations as to the Company's outlook for the three months ending June 30, 2024 and fiscal year ending March 31, 2025 is contained in the Company's press release dated May 16, 2024 under the heading "Financial Outlook". The press release is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes, with our focus being on complex high GTV customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has
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become even greater due to the accelerated need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to drive market adoption and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. Competition has intensified in our industry and we expect it to continue to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers and shift their focus to in-person shopping and services. We are focused on selling our flagship products globally, as we believe two core offerings reduces complexity, helps improve go-to-market momentum and helps deliver stronger performance.
Customer Adoption of our Payments Solutions
We believe that our payments solutions will continue to be an increasingly important part of our business as we continue to increase their availability throughout our customer base. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates. We continue to see accelerated adoption of our payment processing solutions, which are the largest drivers of revenue growth for the Company. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. We are helping our customers by offering free hardware and implementation, helping with contract buy-outs and offering competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors. We are limited in our ability to switch certain customers to our embedded payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land, onboard and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating Lightspeed B2B to enable inventory ordering straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and distribution. We also plan to invest in and adopt innovative solutions and practices, including artificial intelligence tools in our software development lifecycle and customer support capabilities. Our future revenue growth and our ability to achieve and maintain profitability are dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Use of Artificial Intelligence and Machine Learning in our Solutions and Operations
We and our partners have and will continue to incorporate artificial intelligence, or AI, solutions into our business and operations from time to time. As with many innovations, AI presents risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business. If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. The use of AI applications may also result in cybersecurity or privacy incidents. Any such incidents related to our use of AI applications could adversely affect our business. In addition, AI may present emerging ethical
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issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities. Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may be unsuccessful in our product development efforts.
Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations.
Economic Conditions and Resulting Consumer Spending Trends
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including the Israel-Hamas war and Russia's invasion of Ukraine may further amplify such risks.
Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. To complement this strategy, we invest in outbound-led lead generation, particularly in our U.S. markets and for complex merchants and restaurateurs with high annual GTV. In certain instances, we have supplemented this approach with field sales teams.
Retaining and Motivating Qualified Personnel
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth
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will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, options, restricted share units or other equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS to recognize shared-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which may increase the pressure to limit share-based compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information.
International Sales
We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to opportunistically invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions to support our international growth. For each new geography where we expand or seek to expand, we focus on understanding the needs of the local market and invest to develop relationships and our products, as well as understanding and complying with applicable local regulatory and compliance frameworks.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue to increase. We expect our overall revenues to continue to become increasingly correlated with respect to our GPV.
Foreign Currency
Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have in the past and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro.

We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
Selective Pursuit of Acquisitions
In the past, we have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.
We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention,
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result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
Goodwill Impairment
In Fiscal 2023, we incurred a non-cash impairment charge for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended December 31, 2022, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for our operating segment (the "Segment") which is the level at which management monitors goodwill. The timing of this test also aligned with our annual impairment test of goodwill. Our impairment test as at December 31, 2022 resulted in a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and our share price decrease, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customer's sales. If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. Our impairment test as at December 31, 2023 did not result in a non-cash impairment charge. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2024, which triggered an impairment test to be performed for the Segment which is the level at which management monitors goodwill. We reassessed as at March 31, 2024 the key assumptions used in the December 31, 2023 test and no changes were noted that would lead to a goodwill impairment charge. We are required to perform our next goodwill impairment analysis on December 31, 2024, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 16 of our audited annual consolidated financial statements.
Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as Delivery, Advanced Insights, Accounting and Inventory, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. We have, on multiple occasions, been able to leverage our increased scale to renegotiate our relationships with our payments partners resulting in better payments economics overall. We also earn revenues from Lightspeed Capital, a merchant cash advance program pursuant to which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted.
Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Offering embedded payments functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $90.7 billion in GTV processed in Fiscal 2024.
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Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing displays, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and certain corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, professional fees and other third-party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers.
Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, direct costs related to our merchant cash advance program, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and certain corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement.
Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations.
Operating Expenses
General and Administrative
General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, information security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related costs related to our acquisitions, litigation costs, costs associated with internal systems, the loss allowance for expected credit losses, fair value movements related to uncollectible merchant cash advances, and general corporate expenses. As a public company in the United States, it is costly for us to obtain director and officer liability insurance, and we have in the past and may in the future need to manage trade-offs between accepting reduced coverage or incurring higher costs to expand our coverage. In the longer term, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Research and Development
Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related payroll taxes, for product-related functions including product management, core development, data,
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product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Quebec Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e-business tax credits are mostly refundable, a portion of e-business tax credits is non-refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. Given the Company’s recent losses in Canada, these non-refundable SR&ED credits and e-business credits have not been recognized in the financial statements. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion. The Company recognizes internal development costs as intangible assets only when certain criteria are met (refer to note 3 of the audited annual consolidated financial statements for more details).
Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion and as we sell more of our technology suite, including our payments solutions, to our existing customer base.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel.
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Results of Operations
The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2024 and 2023:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except per share amounts)	2024	2023	2024	2023
	$	$	$	$
Revenues
Subscription	81,348	76,215	322,000	298,763
Transaction-based	138,994	99,568	545,470	399,552
Hardware and other	9,874	8,445	41,800	32,191

Total revenues	230,216	184,228	909,270	730,506

Direct cost of revenues
Subscription	18,508	19,036	77,585	80,064
Transaction-based	98,293	66,539	390,522	271,035
Hardware and other	13,715	11,692	55,913	47,446

Total cost of revenues	130,516	97,267	524,020	398,545

Gross profit	99,700	86,961	385,250	331,961

Operating expenses
General and administrative	22,540	22,139	103,742	105,939
Research and development	27,625	30,805	129,416	140,442
Sales and marketing	57,804	56,884	234,290	250,371
Depreciation of property and equipment	1,790	1,735	6,634	5,471
Depreciation of right-of-use assets	2,418	2,025	7,946	8,244
Foreign exchange loss (gain)	501	297	882	(199)
Acquisition-related compensation	—	5,746	3,105	41,792
Amortization of intangible assets	22,882	24,620	95,048	101,546
Restructuring	5,422	25,549	7,206	28,683
Goodwill impairment	—	—	—	748,712

Total operating expenses	140,982	169,800	588,269	1,431,001

Operating loss	(41,282)	(82,839)	(203,019)	(1,099,040)

Net interest income	10,524	9,654	42,531	24,812

Loss before income taxes	(30,758)	(73,185)	(160,488)	(1,074,228)

Income tax expense (recovery)
Current	1,680	1,651	3,799	2,469
Deferred	102	(368)	(323)	(6,688)

Total income tax expense (recovery)	1,782	1,283	3,476	(4,219)

Net loss	(32,540)	(74,468)	(163,964)	(1,070,009)

Net loss per share – basic and diluted	(0.21)	(0.49)	(1.07)	(7.11)
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The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2024 and 2023:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Direct cost of revenues	976	835	6,188	6,945
General and administrative	321	3,533	19,492	33,963
Research and development	2,966	4,491	25,298	35,504
Sales and marketing	3,849	7,108	22,807	47,255
Restructuring	1,995	5,637	1,995	5,637

Total share-based compensation and related payroll taxes(1)	10,107	21,604	75,780	129,304
(1) For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, the share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and the related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137).
The decrease in share-based compensation and related payroll taxes in the three months and fiscal year ended March 31, 2024 was primarily driven by a reduction in the quantity and fair value of stock options and awards issued throughout the past several quarters, as well as due to awards forfeited throughout the past several quarters, including awards forfeited during the three months ended March 31, 2023 due to the restructuring. The share-based compensation and related payroll taxes for the three months ended March 31, 2024 also declined due to the forfeiture of awards of certain executive officers during the period.
Results of Operations for the Three Months and Fiscal Years Ended March 31, 2024 and 2023
Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription	81,348	76,215	5,133	6.7	322,000	298,763	23,237	7.8
Transaction-based	138,994	99,568	39,426	39.6	545,470	399,552	145,918	36.5
Hardware and other	9,874	8,445	1,429	16.9	41,800	32,191	9,609	29.8

Total revenues	230,216	184,228	45,988	25.0	909,270	730,506	178,764	24.5

Percentage of total revenues
Subscription	35.3%	41.4%			35.4%	40.9%
Transaction-based	60.4%	54.0%			60.0%	54.7%
Hardware and other	4.3%	4.6%			4.6%	4.4%

Total	100%	100%			100%	100%
Subscription Revenue
Subscription revenue for the three months ended March 31, 2024 increased by $5.1 million or 7% as compared to the three months ended March 31, 2023. The increase was primarily due to adoption of our flagship solutions.
Subscription revenue for Fiscal 2024 increased by $23.2 million or 8% as compared to Fiscal 2023. The increase was primarily due to adoption of our flagship solutions.
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Transaction-based Revenue
Transaction-based revenue for the three months ended March 31, 2024 increased by $39.4 million or 40% as compared to the three months ended March 31, 2023. The increase was primarily due to continued adoption of our payments solutions which accelerated as a result of our initiative to offer our POS and payments solutions together as one unified offering. This increased adoption of our payments solutions led to a year-over-year increase in GPV of 75% from $3.8 billion to $6.6 billion.
Transaction-based revenue for Fiscal 2024 increased by $145.9 million or 37% as compared to Fiscal 2023. The increase was primarily due to continued adoption of our payments solutions which accelerated as a result of our initiative to offer our POS and payments solutions together as one unified offering. This increased adoption of our payments solutions led to a year-over-year increase in GPV of 65% from $14.7 billion to $24.2 billion.
Hardware & Other Revenue
Hardware and other revenue for the three months ended March 31, 2024 increased by $1.4 million or 17% as compared to the three months ended March 31, 2023 due primarily to an increase in hardware provided to customers signing for both software and our payments solution, offset by discounts and incentives provided during the three months ended March 31, 2024.
Hardware and other revenue for Fiscal 2024 increased by $9.6 million or 30% as compared to Fiscal 2023 due primarily to an increase in hardware provided to customers signing for both software and our payments solution, offset by discounts and incentives provided during Fiscal 2024.
Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription	18,508	19,036	(528)	(2.8)	77,585	80,064	(2,479)	(3.1)
Transaction-based	98,293	66,539	31,754	47.7	390,522	271,035	119,487	44.1
Hardware and other	13,715	11,692	2,023	17.3	55,913	47,446	8,467	17.8

Total costs of revenues	130,516	97,267	33,249	34.2	524,020	398,545	125,475	31.5

Percentage of revenue
Subscription	22.8%	25.0%			24.1%	26.8%
Transaction-based	70.7%	66.8%			71.6%	67.8%
Hardware and other	138.9%	138.4%			133.8%	147.4%

Total	56.7%	52.8%			57.6%	54.6%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended March 31, 2024 decreased by $0.5 million or 3% as compared to the three months ended March 31, 2023. Included in subscription cost of revenue for the three months ended March 31, 2024 was $0.8 million in share-based compensation and related payroll taxes, compared to $0.7 million in the three months ended March 31, 2023. When excluding share-based compensation and related payroll taxes, the decrease was primarily due to a decrease in salary and other employee-related costs of $0.1 million, a decrease in royalties of $0.2 million, a decrease in professional fees and other costs of $0.2 million and a decrease in hosting costs of $0.1 million due to the consolidation of our cloud service providers.
Subscription cost of revenue for Fiscal 2024 decreased by $2.5 million or 3% as compared to Fiscal 2023. Included in subscription cost of revenue for Fiscal 2024 was $5.1 million in share-based compensation and related payroll taxes, compared to $5.7 million in Fiscal 2023. The remainder of the decrease of $1.9 million was primarily due to a decrease in salary and other
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employee-related costs of $1.5 million, lower hosting costs of $0.1 million and lower professional fees and other costs of $0.6 million offset by higher royalties of $0.3 million.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended March 31, 2024 increased by $31.8 million or 48% as compared to the three months ended March 31, 2023. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV and the increased adoption of our payments solutions compared to the three months ended March 31, 2023.
Transaction-based cost of revenue for Fiscal 2024 increased by $119.5 million or 44% as compared to Fiscal 2023. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV and the increased adoption of our payments solutions compared to Fiscal 2023.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended March 31, 2024 increased by $2.0 million or 17% as compared to the three months ended March 31, 2023 due primarily to an increase in hardware sold to customers of $2.1 million offset by lower salary and other employee-related costs of $0.1 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and the free hardware provided to assist customers in transitioning to our unified Payments and POS offering. Hardware is generally sold to facilitate the adoption of our other primary revenue streams.
Direct cost of hardware and other revenue for Fiscal 2024 increased by $8.5 million or 18% as compared to Fiscal 2023 due primarily to an increase in hardware sold to customers of $9.3 million offset by lower salary and other employee-related costs of $0.8 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and the free hardware provided to assist customers in transitioning to our unified Payments and POS offering. Hardware is generally sold to facilitate the adoption of our other primary revenue streams.
Gross Profit

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	99,700	86,961	12,739	14.6	385,250	331,961	53,289	16.1

Percentage of total revenues	43.3%	47.2%			42.4%	45.4%
Gross profit for the three months ended March 31, 2024 increased by $12.7 million or 15% compared to the three months ended March 31, 2023. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions, the latter of which was accelerated as a result of our initiative to offer our POS and payments solutions together as one unified offering. Gross profit as a percentage of revenue decreased from 47% to 43% due to a higher proportion of customers using Lightspeed Payments in the three months ended March 31, 2024 as compared to the three months ended March 31, 2023, as our transaction-based revenue has a lower gross profit as a percentage of revenue than our subscription revenue. This decrease in gross profit as a percentage of revenue was partially offset by an increase in revenue from merchant cash advances.
Gross profit for Fiscal 2024 increased by $53.3 million or 16% compared to Fiscal 2023. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions, the latter of which was accelerated as a result of our initiative to offer our POS and payments solutions together as one unified offering. Gross profit as a percentage of revenue decreased from 45% to 42% due to a higher proportion of customers using Lightspeed Payments in Fiscal 2024 as compared to Fiscal 2023, as our transaction-based revenue has a lower gross profit as a percentage of revenue than our subscription revenue. This decrease in gross profit as a percentage of revenue was partially offset by an increase in revenue from merchant cash advances.
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Operating Expenses
General and Administrative

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	22,540	22,139	401	1.8	103,742	105,939	(2,197)	(2.1)

Percentage of total revenues	9.8%	12.0%			11.4%	14.5%
General and administrative expenses for the three months ended March 31, 2024 increased by $0.4 million or 2% compared to the three months ended March 31, 2023. Included in general and administrative expenses for the three months ended March 31, 2024 is $0.3 million of share-based compensation expense and related payroll taxes, $1.8 million in transaction-related costs and $2.8 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $3.5 million, $2.3 million and $0.2 million, respectively, in the three months ended March 31, 2023. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $1.6 million. This increase was driven by an increase of $0.4 million from higher salary and other employee-related costs, an increase of $2.3 million in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, and which bad debt expense has increased given the growth in our revenue and our merchant cash advance program. The increase was offset by a decrease of $0.3 million in D&O insurance and a decrease of $0.8 million related to professional fees and other expenses. Our general and administrative expenses as a percentage of revenue decreased from 12% to 10% from the three months ended March 31, 2023 to the three months ended March 31, 2024.
General and administrative expenses for Fiscal 2024 decreased by $2.2 million or 2% compared to Fiscal 2023. Included in general and administrative expenses for Fiscal 2024 is $19.5 million of share-based compensation expense and related payroll taxes, $2.2 million in transaction-related costs and $7.5 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $34.0 million, $5.1 million and $1.4 million, respectively, in Fiscal 2023. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $9.1 million. This increase was driven by an increase of $1.1 million in higher salary and other employee-related costs, a $9.8 million increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, and which bad debt expense has increased given the growth in our revenue and our merchant cash advance program. The increase was offset by a $1.7 million decrease in D&O insurance and a $0.2 million decrease in professional fees and other expenses. Our general and administrative expenses as a percentage of revenue decreased from 15% to 11% from Fiscal 2023 to Fiscal 2024.
Research and Development

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Research and development	27,625	30,805	(3,180)	(10.3)	129,416	140,442	(11,026)	(7.9)

Percentage of total revenues	12.0%	16.7%			14.2%	19.2%
Research and development expenses for the three months ended March 31, 2024 decreased by $3.2 million or 10% compared to the three months ended March 31, 2023. Included in research and development expenses for the three months ended March 31, 2024 is $3.0 million of share-based compensation expense and related payroll taxes compared to $4.5 million in the three months
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ended March 31, 2023. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $1.7 million driven by a $3.4 million decrease in professional fees and other expenses offset by higher salary and other employee-related costs of $1.5 million and $0.2 million related to an increase in hosting costs. Our research and development costs as a percentage of revenue decreased from 17% to 12% from the three months ended March 31, 2023 to the three months ended March 31, 2024.
Research and development expenses for Fiscal 2024 decreased by $11.0 million or 8% compared to Fiscal 2023. Included in research and development expenses for Fiscal 2024 is $25.3 million of share-based compensation expense and related payroll taxes compared to $35.5 million in Fiscal 2023. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $0.8 million driven by $5.9 million related to a decrease in professional fees and other expenses offset by higher salary and other employee-related costs of $4.9 million, and $0.2 million related to an increase in hosting costs. Our research and development costs as a percentage of revenue decreased from 19% to 14% from Fiscal 2023 to Fiscal 2024.
Sales and Marketing

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	57,804	56,884	920	1.6	234,290	250,371	(16,081)	(6.4)

Percentage of total revenues	25.1%	30.9%			25.8%	34.3%
Sales and marketing expenses for the three months ended March 31, 2024 increased by $0.9 million or 2% as compared to the three months ended March 31, 2023. Included in sales and marketing expenses for the three months ended March 31, 2024 is $3.8 million of share-based compensation expense and related payroll taxes compared to $7.1 million in the three months ended March 31, 2023. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $4.2 million driven by higher salary and other employee-related costs of $2.9 million, a $1.4 million increase in other spend in sales and marketing, offset by $0.1 million related to a decrease in professional fees and other expenses. As a result of our ongoing focus on prudent spend, in particular as it relates to sales and marketing efficiency, our sales and marketing costs as a percentage of revenue decreased from 31% to 25% from the three months ended March 31, 2023 to the three months ended March 31, 2024.
Sales and marketing expenses for Fiscal 2024 decreased by $16.1 million or 6% as compared to Fiscal 2023. Included in sales and marketing expenses for Fiscal 2024 is $22.8 million of share-based compensation expense and related payroll taxes and nil in transaction-related costs compared to $47.3 million and $0.7 million, respectively, in Fiscal 2023. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $9.1 million driven by higher salary and other employee-related costs of $14.5 million, offset by $0.1 million related to a decrease in professional fees and other expenses and a $5.3 million decrease in other spend in sales and marketing as a result of our ongoing focus on prudent spend, including marketing acquisition and growth spend, branding and trade shows. Our sales and marketing costs as a percentage of revenue decreased from 34% to 26% from Fiscal 2023 to Fiscal 2024.
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Depreciation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	1,790	1,735	55	3.2	6,634	5,471	1,163	21.3
Depreciation of right-of-use assets	2,418	2,025	393	19.4	7,946	8,244	(298)	(3.6)

	4,208	3,760	448	11.9	14,580	13,715	865	6.3

Percentage of total revenues	1.8%	2.0%			1.6%	1.9%
Depreciation of property and equipment for the three months ended March 31, 2024 increased by $0.1 million or 3% as compared to the three months ended March 31, 2023. The increase in the depreciation of property and equipment results mainly from additions to property and equipment made throughout Fiscal 2024. The increase in the depreciation of right-of-use assets of $0.4 million or 19% is mainly the result of signing new lease commitments as well as lease modifications offset by lease terminations in the last 12 months.
Depreciation of property and equipment for Fiscal 2024 increased by $1.2 million or 21% as compared to Fiscal 2023. The increase in the depreciation of property and equipment results mainly from additions to property and equipment made throughout Fiscal 2024. The decrease in the depreciation of right-of-use assets of $0.3 million or 4% is mainly the result of lease terminations partially offset by signing new lease commitments in the last 12 months as well as lease modifications.
Foreign Exchange Loss (Gain)

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss (gain)	501	297	204	68.7	882	(199)	1,081	(543.2)

Percentage of total revenues	0.2%	0.2%			0.1%	0.0%
Foreign exchange loss for the three months ended March 31, 2024 increased compared to the three months ended March 31, 2023. The company realized a foreign exchange loss for Fiscal 2024 compared to a gain for Fiscal 2023. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
Acquisition-related Compensation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	—	5,746	(5,746)	(100.0)	3,105	41,792	(38,687)	(92.6)

Percentage of total revenues	0.0%	3.1%			0.3%	5.7%
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Acquisition-related compensation expense for the three months and fiscal year ended March 31, 2024 decreased by $5.7 million and $38.7 million or 100% and 93%, respectively, compared to the three months and fiscal year ended March 31, 2023. The decrease is due to lower deferred compensation from our acquisitions of NuORDER which was fully amortized in June 2023 and Ecwid which was fully amortized in September 2023. The majority of this acquisition-related compensation was tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	22,882	24,620	(1,738)	(7.1)	95,048	101,546	(6,498)	(6.4)

Percentage of total revenues	9.9%	13.4%			10.5%	13.9%
Amortization of intangible assets for the three months ended March 31, 2024 decreased by $1.7 million or 7% as compared to the three months ended March 31, 2023. The decrease in amortization relates primarily to the iKentoo, Chronogolf and ShopKeep software technology intangible assets which became fully amortized within Fiscal 2024.
Amortization of intangible assets for Fiscal 2024 decreased by $6.5 million or 6% as compared to Fiscal 2023. The decrease in amortization relates primarily to the Chronogolf customer relationships and the Kounta and Gastrofix software technology intangible assets which became fully amortized within Fiscal 2023 and the iKentoo, Chronogolf and ShopKeep software technology intangible assets which became fully amortized within Fiscal 2024.
Restructuring

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	5,422	25,549	(20,127)	(78.8)	7,206	28,683	(21,477)	(74.9)

Percentage of total revenues	2.4%	13.9%			0.8%	3.9%
In Fiscal 2023 and Fiscal 2024, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists primarily of severance costs. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth.
Goodwill Impairment

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Goodwill impairment	—	—	—	0.0	—	748,712	(748,712)	(100.0)

Percentage of total revenues	0.0%	0.0%			0.0%	102.5%

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We completed our annual impairment test of goodwill as at December 31, 2023 using a fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2023. We reassessed as at March 31, 2024 the key assumptions used in the December 31, 2023 test and no changes were noted that would lead to a goodwill impairment charge. An impairment test of goodwill was completed as at December 31, 2022 using a fair value less costs of disposal model. This test demonstrated a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future (see note 16 of the audited annual consolidated financial statements for additional details).
Other Income

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Net interest income	10,524	9,654	870	9.0	42,531	24,812	17,719	71.4

Percentage of total revenues	4.6%	5.2%			4.7%	3.4%
Net interest income is comprised of interest income of $44.0 million earned in the period on cash and cash equivalents during Fiscal 2024 offset by the interest expense on both the lease liabilities and acquisition-related compensation which expenses combined to total $1.4 million for Fiscal 2024. Net interest income for Fiscal 2024 increased by $17.7 million or 71% as compared to Fiscal 2023 due to an increase in interest income of $17.1 million earned in the period on cash and cash equivalents related to higher interest rates and a decrease in interest expense of $0.6 million due primarily to the full repayment of the balance of our stand-by acquisition term loan in July 2022.
Income Taxes

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	1,680	1,651	29	1.8	3,799	2,469	1,330	53.9
Deferred	102	(368)	470	(127.7)	(323)	(6,688)	6,365	(95.2)

Total income tax expense (recovery)	1,782	1,283	499	38.9	3,476	(4,219)	7,695	(182.4)

Percentage of total revenues
Current	0.7%	0.9%			0.4%	0.3%
Deferred	0.0%	(0.2)%			0.0%	(0.9)%

Total	0.8%	0.7%			0.4%	(0.6)%
We recorded an income tax expense of $1.8 million for the three months ended March 31, 2024 compared to an income tax expense of $1.3 million for the three months ended March 31, 2023. The deferred income tax recovery for the three months ended March 31, 2023 and the deferred income tax expense in the three months ended March 31, 2024 primarily relate to timing differences on share-based compensation and other temporary deductible differences.
We recorded an income tax expense of $3.5 million for Fiscal 2024 compared to an income tax recovery of $4.2 million for Fiscal 2023. This is mainly due to a decrease in deferred income tax recovery of $6.4 million in Fiscal 2024 compared to Fiscal 2023. The difference is primarily due to the deferred tax liabilities of certain subsidiaries being fully amortized as at March 31, 2023. The deferred income tax recovery in Fiscal 2023 was primarily due to the amortization of acquired intangible assets and increases in loss carry-forwards during the period while the deferred income tax recovery in Fiscal 2024 primarily relates to timing differences on share-based compensation and other temporary deductible differences.
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Selected Annual Information

	Fiscal year ended March 31,

(In thousands of US dollars, except per share data)	2024	2023	2022
	$	$	$

Total revenues	909,270	730,506	548,372

Net loss	(163,964)	(1,070,009)	(288,433)

Loss per share – basic and diluted	(1.07)	(7.11)	(2.04)

Total assets	2,575,154	2,668,732	3,619,980

Total long-term liabilities	18,087	20,826	62,839
See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Total Assets
Fiscal 2024 Compared to Fiscal 2023
Total assets decreased by $93.6 million or 4% from Fiscal 2023 to Fiscal 2024 with cash and cash equivalents accounting for $78.1 million of the decrease primarily due to cash spent on operating activities of $97.7 million. The lease right-of-use assets and intangibles accounted for $3.9 million and $84.4 million of the decrease, respectively, primarily due to the depreciation and amortization taken during the period. There was also a decrease in goodwill of $1.4 million due to foreign currency differences on translation of foreign operations. The decrease in total assets was offset by an increase in trade and other receivables of $7.4 million which is primarily due to growing trade receivables, and an increase in merchant cash advances of $44.7 million. In addition, the decrease in total assets was offset by an increase in inventory of $3.7 million mainly to ensure that we have sufficient inventory to service our customers who sign up for Lightspeed Payments, an increase in other short term and long term assets of $5.8 million and $11.3 million, respectively, primarily related to an increase in commission and contract assets and an increase in property and equipment of $1.0 million.
Fiscal 2023 Compared to Fiscal 2022
Total assets decreased by $951.2 million or 26% from Fiscal 2022 to Fiscal 2023 with cash and cash equivalents accounting for $153.5 million of the decrease primarily due to the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million and cash spent on operating activities of $125.3 million. Goodwill decreased by $753.7 million due to a non-cash impairment charge of $748.7 million and a $5.0 million decrease due to foreign currency differences on translation of foreign operations. The lease right-of-use assets and intangibles accounted for $4.6 million and $98.1 million of the decrease, respectively, primarily due to the depreciation and amortization taken during the period. The decrease in total assets was offset by an increase in trade and other receivables of $15.4 million which is primarily due to growing trade receivables in addition to higher research and development tax credits receivables and accrued interest and an increase in merchant cash advances of $23.2 million. In addition, the decrease in total assets was offset by an increase in other short term and long term assets of $1.5 million and $10.1 million, respectively, primarily related to an increase in commission and contract assets and a long-term investment of $1.5 million in an entity supporting local businesses, an increase in property and equipment of $3.0 million and an increase in inventory of $5.3 million.
Total Liabilities
Fiscal 2024 Compared to Fiscal 2023
Total liabilities decreased by $8.5 million or 5% from Fiscal 2023 to Fiscal 2024 driven by a decrease in current liabilities of $5.8 million and a decrease in long-term liabilities of $2.7 million. The main drivers of the decrease in current liabilities were a decrease in income taxes payable of $5.2 million, a decrease in trade payables of $3.5 million, a decrease in acquisition-related payables of $0.3 million, and a decrease in deferred revenue of $0.8 million, offset by an increase in accrued compensation and benefits of $1.1 million, an increase in other payables of $0.7 million, an increase in lease liabilities of $0.3 million, an increase in sales tax payable of $1.3 million, and an increase in accrued payroll taxes on share-based compensation of $0.5 million. The main
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driver of the decrease in long-term liabilities was a decrease in lease liabilities of $2.3 million and a decrease in deferred revenue of $0.4 million.
Fiscal 2023 Compared to Fiscal 2022
Total liabilities decreased by $49.4 million or 22% from Fiscal 2022 to Fiscal 2023 driven by a decrease in current liabilities of $7.4 million and a decrease in long-term liabilities of $42.0 million. The main drivers of the decrease in current liabilities were a decrease in accrued compensation and benefits of $2.7 million, a decrease in lease liabilities of $1.0 million, a decrease in trade payables of $2.3 million and a decrease in acquisition-related payables of $5.2 million offset by an increase in deferred revenue of $2.9 million. The main drivers of the decrease in long-term liabilities were the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million, a decrease in lease liabilities of $4.5 million and a decrease of $6.8 million in deferred tax liabilities.
Quarterly Results of Operations
The following table sets forth selected quarterly consolidated statements of operations data for each of the eight quarters ended March 31, 2024. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share amounts)	Jun. 30, 2022	Sept. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sept. 30, 2023	Dec. 31, 2023	Mar. 31, 2024
	$	$	$	$	$	$	$	$

Revenues	173,882	183,699	188,697	184,228	209,086	230,273	239,695	230,216
Direct cost of revenues	96,357	102,230	102,691	97,267	121,181	134,105	138,218	130,516

Gross profit	77,525	81,469	86,006	86,961	87,905	96,168	101,477	99,700

Operating expenses
General and administrative	30,239	25,132	28,429	22,139	24,944	26,324	29,934	22,540
Research and development	35,636	36,596	37,405	30,805	34,035	33,081	34,675	27,625
Sales and marketing	68,645	64,337	60,505	56,884	55,288	60,290	60,908	57,804
Depreciation of property and equipment	1,221	1,188	1,327	1,735	1,457	1,493	1,894	1,790
Depreciation of right-of-use assets	2,047	2,063	2,109	2,025	2,230	1,647	1,651	2,418
Foreign exchange loss (gain)	443	29	(968)	297	671	689	(979)	501
Acquisition-related compensation	17,103	12,653	6,290	5,746	2,545	560	—	—
Amortization of intangible assets	25,876	25,684	25,366	24,620	24,505	23,990	23,671	22,882
Restructuring	1,207	603	1,324	25,549	472	80	1,232	5,422
Goodwill impairment	—	—	748,712	—	—	—	—	—

Total operating expenses	182,417	168,285	910,499	169,800	146,147	148,154	152,986	140,982

Operating loss	(104,892)	(86,816)	(824,493)	(82,839)	(58,242)	(51,986)	(51,509)	(41,282)
Net interest income	2,007	4,851	8,300	9,654	10,362	10,746	10,899	10,524

Loss before income taxes	(102,885)	(81,965)	(816,193)	(73,185)	(47,880)	(41,240)	(40,610)	(30,758)

Income tax expense (recovery)
Current	264	516	38	1,651	1,215	755	149	1,680
Deferred	(2,353)	(2,538)	(1,429)	(368)	(392)	497	(530)	102

Total income tax expense (recovery)	(2,089)	(2,022)	(1,391)	1,283	823	1,252	(381)	1,782

Net loss	(100,796)	(79,943)	(814,802)	(74,468)	(48,703)	(42,492)	(40,229)	(32,540)

Net loss per share – basic and diluted	(0.68)	(0.53)	(5.39)	(0.49)	(0.32)	(0.28)	(0.26)	(0.21)
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Revenues
Our total quarterly revenue increased successively for all periods presented (except for the three month periods ended March 31, 2023 and March 31, 2024) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and our flagship solutions. The decrease in revenues in the three month periods ended March 31, 2023 and March 31, 2024 was primarily due to the impact of seasonality on our revenues as a result of the increased adoption of our payments solutions, and transaction-based revenues comprising an increasingly larger proportion of our revenue mix. For retail, the three months ended December 31 is historically our seasonally strongest quarter for transaction-based revenue due to the holiday season, while the three months ended March 31 is historically our weakest GTV quarter for both retail and hospitality, contributing to the decline in our revenues for the three months ended March 31, 2023 and March 31, 2024 compared to the three months ended December 31, 2022 and December 31, 2023.
Direct Cost of Revenues
Our total direct cost of revenues increased successively for all periods presented (except for the three months ended March 31, 2023 and March 31, 2024). In general, increases from period to period are primarily due to increased costs associated with supporting an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues. The decrease in direct cost of revenues for the three months ended March 31, 2023 and March 31, 2024 is aligned with the decrease in revenues within the periods due to the impact of seasonality. The decrease in direct cost of revenues for the three months ended March 31, 2023 includes a decrease in share-based compensation and savings in salary and other employee-related costs as a result of the restructuring carried out in the three months ended March 31, 2023.
Gross Profit
Our total quarterly gross profit increased successively from the three months ended June 30, 2022 to the three months ended December 31, 2023 primarily due to an increase in the number of customers using our flagship products and payments solutions, particularly high GTV customers. The decrease in total quarterly gross profit for the three months ended March 31, 2024 is primarily due to the impact of seasonality on our revenues. Although our gross profit has declined as a percentage of revenue due to more customers adopting our payments solutions, which solutions carry higher direct costs than our software solutions, the average amount of gross profit generated from each customer has generally continued to increase, improving our unit economics. We expect this gross profit as a percentage of revenue trend to continue in future periods, and to be partially offset by the increase in revenue from our merchant cash program, which revenue stream carries a significantly higher margin.
Operating Expenses
Our total operating expenses decreased from the three months ended June 30, 2022 to the three months ended September 30, 2022 mainly due to lower share-based compensation and lower acquisition-related compensation. The increase in operating expenses in the three months ended December 31, 2022 was due to the goodwill impairment charge of $748.7 million in that quarter. The three months ended March 31, 2023 saw a decrease in share-based compensation and salary costs due to the restructuring we executed during that quarter offset by severance and other restructuring charges, which contributed to a decrease in operating expenses in the three months ended June 30, 2023. The increase in operating expenses in the three months ended September 30, 2023 was mainly due to an increase in sales and marketing expenses which mostly consisted of higher share-based compensation from a forfeiture of awards in the prior period. The increase in operating expenses in the three months ended December 31, 2023 was mainly due to higher provisions and other costs incurred in respect of certain litigation matters as well as an increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, and which bad debt expense has increased given the growth in our revenue and our merchant cash advance program. The decrease in operating expenses in the three months ended March 31, 2024 was mainly due to lower share-based compensation and related payroll taxes primarily due to the forfeiture of awards of certain executive officers during the period. We note that a portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends.
See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
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Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Working Capital
Our primary source of cash flow has been from raising capital totaling over $2.0 billion since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital, our merchant cash advance program and acquisitions we may execute. Working capital surplus as at March 31, 2024 was $773.2 million. Given our existing cash and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
In May 2023, pursuant to "well-known seasoned issuer" blanket orders of the Canadian Securities Administrators, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements during the 25-month period that the Base Prospectus is effective.
Normal Course Issuer Bid
Our board of directors and the Toronto Stock Exchange ("TSX") approved a normal-course issuer bid ("NCIB") for us to purchase at our discretion for cancellation up to 9,722,677 subordinate voting shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of subordinate voting shares issued and outstanding as at March 22, 2024, over the twelve-month period commencing on April 5, 2024 and ending no later than April 4, 2025. Any subordinate voting share purchased under the NCIB will be cancelled. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations.
Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 subordinate voting shares representing 25% of the average daily trading volume of 660,709 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024.
In connection with the NCIB, we also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase subordinate voting shares at times when we would ordinarily not be permitted to purchase its subordinate voting shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, we may, but are not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by us, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP. We did not repurchase any of its subordinate voting shares under a normal course issuer bid in Fiscal 2024 and Fiscal 2023. Our shareholders may obtain, without charge, a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company with the TSX by contacting our Investor Relations department at investorrelations@lightspeedhq.com.
We believe that the purchase of our subordinate voting shares under the NCIB is an appropriate investment since, in our view, market prices from time to time may not reflect the underlying value of Lightspeed's business.
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Cash Flows
The following table presents cash and cash equivalents as at March 31, 2024 and 2023, and cash flows from or used in operating, investing, and financing activities for the three months and the fiscal years ended March 31, 2024 and 2023:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Cash and cash equivalents	722,102	800,154	722,102	800,154

Cash flows from (used in):
Operating activities	(28,536)	(41,587)	(97,667)	(125,284)
Investing activities	4,104	5,953	25,950	8,817
Financing activities	(2,347)	(2,376)	(6,226)	(35,411)
Effect of foreign exchange on cash and cash equivalents	(526)	46	(109)	(1,622)

Net decrease in cash and cash equivalents	(27,305)	(37,964)	(78,052)	(153,500)
Cash Flows used in Operating Activities
Cash flows used in operating activities for the three months ended March 31, 2024 were $28.5 million compared to $41.6 million for the three months ended March 31, 2023. For the three months ended March 31, 2024, Adjusted Cash Flows Used in Operating Activities3 were $21.5 million compared to $26.9 million for the three months ended March 31, 2023. This $5.4 million decrease includes working capital movements such as timing differences related to current receivables and payables, and was offset by an increase in cash used for merchant cash advances of $5.3 million.
Cash flows used in operating activities for Fiscal 2024 were $97.7 million compared to $125.3 million for Fiscal 2023. For Fiscal 2024, Adjusted Cash Flows Used in Operating Activities3 were $93.9 million compared to $96.0 million for Fiscal 2023. This $2.1 million decrease includes working capital movements and timing differences related to current receivables and payables, and was offset by an increase in cash used for merchant cash advances of $30.0 million.
Cash Flows from Investing Activities
Cash flows from investing activities for the three months ended March 31, 2024 were $4.1 million compared to $6.0 million for the three months ended March 31, 2023. The movement in cash flows from investing activities was primarily due to an increase of $1.4 million in cash outflows associated with capitalized internal development costs and an increase of $1.3 million in cash outflows associated with additions to property and equipment offset by an increase of $0.6 million in interest income received.
Cash flows from investing activities for Fiscal 2024 were $26.0 million compared to $8.8 million for Fiscal 2023. The movement in cash flows from investing activities was primarily due to an increase of $20.7 million in interest income received, a decrease in cash outflows associated with the purchase of investments of $1.5 million and a decrease in cash outflows associated with additions to property and equipment of $1.7 million, offset by an increase of $6.8 million in cash outflows associated with capitalized internal development costs.
Cash Flows used in Financing Activities
Cash flows used in financing activities for the three months ended March 31, 2024 were $2.3 million compared to $2.4 million in the three months ended March 31, 2023. The movement in cash flows used in financing activities was mainly due to a decrease of $0.3 million in cash outflows associated with financing costs and a decrease of $0.1 million in cash outflows associated with lease liabilities and movement in restricted lease deposits offset by a decrease of $0.4 million in cash inflows associated with the exercise of stock options under our equity incentive plans.
Cash flows used in financing activities for Fiscal 2024 were $6.2 million compared to $35.4 million in Fiscal 2023. The movement in cash flows relating to financing activities was mainly due to the repayment of the $30.0 million balance outstanding
3 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios"
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under the stand-by acquisition term loan in July 2022, a decrease of $0.6 million in cash outflows associated with lease liabilities and movement in restricted lease deposits, and a decrease of $1.0 million in cash outflows associated with financing costs, offset by a decrease of $2.6 million in proceeds from the exercise of stock options under our equity incentive plans.
We believe that our current cash balance, available financing, cash flows from operations and credit available under our credit facility are adequate for the Company’s future operating cash needs.
Contractual Obligations
We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2024:

	Payments due by period
(In thousands of US dollars)	< 1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total

Accounts payable and accrued liabilities	68,679	—	—	—	68,679
Other long-term liabilities	—	967	—	—	967
Lease obligations(1)	10,151	13,583	8,926	3,578	36,238
Material unconditional purchase obligations(2)	36,543	43,988	23,683	—	104,214

Total contractual obligations	115,373	58,538	32,609	3,578	210,098
(1)Included in the lease obligations are short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and six years. See note 13 to the audited annual consolidated financial statements for further details regarding leases.
(2)We are subject to non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims.
Recent Developments
Subsequent to the end of the fiscal year, we announced a reorganization to streamline our operating model while continuing to focus on profitable growth. The reorganization includes the reduction of approximately 280 roles. The reorganization is expected to result in an incremental restructuring cash charge of over $8.0 million, primarily consisting of severance payments, employee benefits and related costs. We expect to incur these charges primarily in the three months ended June 30, 2024. The assessment of the restructuring amount and the accounting for this reorganization has not yet been finalized.
Related Party Transactions
We have no material related party transactions, other than those noted in our audited annual consolidated financial statements.
The executive compensation expense for the top five key management personnel is as follows for Fiscal 2024 and Fiscal 2023:

	Fiscal year ended March 31,

(In thousands of US dollars)	2024	2023
	$	$

Short-term employee benefits and termination benefits	4,374	3,242
Share-based payments	11,778	20,331

Total compensation paid to key management personnel	16,152	23,573
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Financial Instruments and Other Instruments
Fair Value
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for Fiscal 2024 include an average repayment period of 7 months, an average discount rate of 15% and amounts deemed uncollectible, which includes write offs, of $6,021. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
Transaction-based revenue for Fiscal 2024 includes $17.2 million from merchant cash advances related to fees collected incorporating fair value movements ($8.2 million for Fiscal 2023) and general & administrative expenses for Fiscal 2024 include $6.0 million from merchant cash advances deemed uncollectible ($0.8 million for Fiscal 2023).
Credit and Concentration Risk
Generally, the carrying amount of our financial assets in our consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents, trade and other receivables, and our merchant cash advances. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables and merchant cash advances. Moreover, balances for trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
In Fiscal 2024, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk.
Liquidity Risk
We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $722.1 million of cash and cash equivalents as well as a credit facility available as at March 31, 2024, demonstrating our liquidity and ability to pay financial liabilities as they become due.
Foreign Exchange Risk
We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies include the Canadian dollar, the Euro, the British pound sterling, the Australian dollar, and the New Zealand dollar. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was $95.6 million CAD as at March 31, 2024 (March 31, 2023 - $109.2 million CAD).
The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars:
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2024	CAD	EUR	AUD	GBP	NZD	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	3,039	4,446	1,375	1,638	2,088	924	13,510
Trade and other receivables	13,769	4,823	1,403	1,841	769	914	23,519
Merchant cash advances	10,252	5,734	6,958	5,620	621	—	29,185
Accounts payable and accrued liabilities	(12,952)	(9,747)	(3,454)	(2,208)	(2,299)	(3,258)	(33,918)
Other long-term liabilities	(275)	(224)	(67)	(174)	—	(41)	(781)
Lease liabilities	(10,154)	(2,971)	(1,484)	(3,033)	(1,456)	(948)	(20,046)

Net financial position exposure	3,679	2,061	4,731	3,684	(277)	(2,409)	11,469
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables and accounts payable and accrued liabilities do not bear interest. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.
Inflation Risk
We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation continues to increase, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.
Critical Accounting Policies and Estimates
The preparation of our audited annual consolidated financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported in the audited annual consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of
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consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Impairment of Non-financial Assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and allocation of goodwill, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. During the three months ended December 31, 2023, an annual impairment test of goodwill was performed on our Segment which is the level at which management monitors goodwill. The annual impairment test of goodwill as at December 31, 2023 was performed using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2023. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2024, which triggered an impairment test to be performed for the Segment which is the level at which management monitors goodwill. We reassessed as at March 31, 2024 the key assumptions used in the December 31, 2023 test and no changes were noted that would lead to a goodwill impairment charge. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2024, or earlier should there be a goodwill impairment trigger before then. For additional information, see note 16 of our audited annual consolidated financial statements.
Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield.

Provisions

We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the
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financial position and operating results of the Company. For additional information, see note 24 of the audited annual consolidated financial statements for Fiscal 2024.
Internally Generated Intangible Assets
We recognize internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as of the specified effective date.
New and amended material accounting policies adopted by the Company
The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates, amendments to IAS 1 Presentation of Financial Statements requiring companies to disclose their material accounting policy information and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 8, IAS 1 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. The Company has adopted these amendments as of April 1, 2023. There was no impact on our accounting policies or the consolidated financial statements as a result of adopting such amendments. In May 2023, the IASB also issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments and should be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023. We have applied these amendments and updated our disclosures in the audited annual consolidated financial statements. There were no other IFRS or International Financial Reporting Interpretations Committee (IFRIC) interpretations effective as of April 1, 2023 that had a material impact on our accounting policies or the consolidated financial statements.
New and amended material accounting policies issued not yet effective
At the date of authorization of these financial statements, we have not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective.
The IASB has issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position, amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to enhance the transparency of supplier finance arrangements by including disclosure requirements, and amendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback transaction. These amendments to IAS 1, IAS 7, IFRS 7 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. We do not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods.
The IASB has also issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. We are currently evaluating the impact of this standard on its consolidated financial statements.
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Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). Our authorized share capital consists of (i) an unlimited number of subordinate voting shares and (ii) an unlimited number of preferred shares, issuable in series, of which 153,561,000 subordinate voting shares and no preferred shares were issued and outstanding as of May 14, 2024.
As of May 14, 2024, there were 235,425 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 235,425 were vested as of such date), 9,352,000 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 4,219,777 were vested as of such date). Each such option is or will become exercisable for one subordinate voting share.
As of May 14, 2024, there were 10,855 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 10,855 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one subordinate voting share.
As of May 14, 2024, there were 131,713 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 14, 2024, there were 5,774,388 RSUs outstanding under the Company’s Omnibus Plan (of which 1,744,042 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2024 were effective.
Management's Annual Report on Internal Control over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2024.
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Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as at March 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2024.
Changes in Internal Control over Financial Reporting
During the year ended March 31, 2024, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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